PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(3)
(to Prospectus Supplement, dated July 26, 2024 to Prospectus dated July 19, 2023)	Registration No. 333-272992

57,150,000 Common Shares

This prospectus supplement amends and supplements the information contained in the prospectus supplement, dated July 26, 2024 (the “original prospectus supplement”), covering the offering of 57,150,000 common shares, no par value per share (the “Common Shares”) of Ur-Energy Inc. We have granted to the underwriters an option for a period of 30 days to purchase up to 8,572,500 additional common shares from us on the same terms.

We are filing this prospectus supplement pursuant to Rule 424(b)(3) under the Securities Act. No additional common shares are being registered hereby.

This prospectus supplement should be read in conjunction with the original prospectus supplement, the accompanying prospectus and any applicable free writing prospectus we issue, including any amendments or supplements thereto. If there is any inconsistency between the information in the original prospectus supplement and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common shares are listed on the NYSE American (the “NYSE American”) under the symbol “URG” and on the Toronto Stock Exchange (the “TSX”) under the symbol “URE”. On July 25, 2024, the last reported sale price of our common shares on the NYSE American and the TSX was $1.30 per share and Cdn$1.80 per share, respectively.

Investing in our common shares involves risks. See “Risk Factors” beginning on page S-8 of the original prospectus supplement and page 2 of the accompanying prospectus to read about risks that you should consider before buying our common shares. You should carefully read this prospectus supplement, the original prospectus supplement and the accompanying prospectus, together with the documents we incorporate by reference, before you invest in our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement, the original prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager

Cantor

Co- Managers

A.G.P.	H.C. Wainwright & Co.	Roth Capital Partners	Ventum Financial Corp.

The date of this prospectus supplement is July 26, 2024.

EXPLANATORY NOTE

We are filing this prospectus supplement pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, solely to correct clerical errors in the section entitled “Dilution” in the original prospectus supplement. This filing does not amend, modify or alter the original prospectus supplement in any other respect.

As used in this prospectus supplement, unless otherwise indicated or the context otherwise requires, the terms “Company,” “we,” “us” and “our” are used to refer to Ur-Energy Inc. inclusive of our subsidiaries.

DILUTION

Purchasers of common shares offered by this prospectus supplement and the accompanying base prospectus will experience immediate dilution in the net tangible book value of their common shares from the price paid in the offering. The net tangible book value of our common shares as of March 31, 2024 was approximately $76,946,000 or $0.27 per share. Net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the number of common shares outstanding as of March 31, 2024.

Dilution per share represents the difference between the public offering price per common share and the adjusted net tangible book value per common share after giving effect to this offering. After reflecting the sale in this offering of 57,150,000 common shares at an assumed public offering price of $1.05 per share, less commissions and estimated offering expenses, the adjusted net tangible book value of our common shares as of March 31, 2024 would have been approximately $133,532,625, or approximately $0.39 per share. The change represents an immediate increase in net tangible book value per common share of $0.12 per share to existing shareholders and an immediate dilution of $0.66 per share to new investors purchasing the common shares in this offering. The following table illustrates this per share dilution:

Assumed public offering price per common share		$1.05
Net tangible book value per share as of March 31, 2024	$0.27
Increase per share attributable to this offering	$0.12

Adjusted net tangible book value per share as of March 31, 2024		$0.39
Dilution per share attributable to this offering		$0.66

The foregoing calculations are based on 281,626,324 common shares outstanding as of March 31, 2024 and excludes:

•	8,825,661 common shares issuable upon the exercise of outstanding stock options having a weighted average exercise price of $0.86 per share;

•	641,910 common shares issuable upon of redemption of outstanding restricted share units having a weighted-average grant date fair value of $1.33 per unit; and

•	19,520,500 common shares issuable upon the exercise of 39,041,000 outstanding warrants having a per share exercise price of $1.50 per full share.

To the extent that options, warrants or restricted share units are exercised, new options are issued under our equity incentive plans, or we issue additional common shares in the future, there may be further dilution to the purchasers participating in this offering. Moreover, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

UR-ENERGY INC.

57,150,000 Common Shares

PROSPECTUS SUPPLEMENT

Sole Book-Running Manager

Cantor

Co- Managers

A.G.P.	H.C. Wainwright & Co.	Roth Capital Partners	Ventum Financial Corp.

July 26, 2024